CYBERDEFENDER CORPORATION
617 West 7th Street, 10th Floor
Los Angeles, CA 90017

July 8, 2010

VIA EDGAR

Katherine Wray, Staff Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         CyberDefender Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 000-53475

Dear Ms. Wray:

This letter is in response to your letter dated July 7, 2010 relating to the above-referenced filing.  For your ease of reference, we have repeated your comments in this response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11.  Executive Compensation (Incorporated by Reference from Definitive Merger Proxy Statement Filed on April 30, 2010)

Summary Compensation Table, page 35

1.
Item 402(n)(v) and (vi) of Regulation S-K require the summary compensation table to present the grant date fair value of stock awards and option awards, computed in accordance with FASB ASC Topic 718, rather than the dollar amount recognized for financial statement purposes for the fiscal year(s).  Refer to Proxy Disclosure Enhancements, SEC Release No. 34-61175 (December 16, 2009, effective February 28, 2010).  Please confirm, if accurate, that you have complied with these requirements in your summary compensation table; or advise.  In this regard, it is unclear from footnotes 4 and 5 to the table the method used to calculate the value of the option awards presented for fiscal years 2008 and 2009; please provide clarifying disclosure in future filings.

We confirm that the summary compensation table includes the grant date fair value of the option awards, computed in accordance with FASB ASC Topic 718.  We also confirm that the notes to our financial statements do not clearly indicate that the grant date fair value was used.  We will clarify this disclosure in future filings.

Katherine Wray, Staff Attorney
United States Securities and Exchange Commission
July 8, 2010

Certain Relationships and Related Transactions, page 46

2.
We note from your proxy statement disclosure that GR Match, LLC, beneficially owns greater than 5% of the company’s common stock and that one of your directors, Bennet Van de Bunt, is the manager of GR Match.  Further, we refer to your Form 8-K filed on April 6, and April 7, 2010, which announce your issuance of a $5.3 million note to GR Match and your entry into a license agreement with GR Match, respectively.  These transactions with GR Match appear to constitute material transactions with related persons entered into since the beginning of the company’s last fiscal year.  In light of the foregoing, please tell us how you determined that such transactions were not required to be discussed in your proxy statement pursuant to Items 404(d)(1) and 404(a) of Regulation S-K.

We agree that these transactions should have been disclosed in the Certain Relationships and Related Transactions discussion in our proxy statement and Annual Report on Form 10-K.  We have filed an amendment to our Annual Report to include all of the information relating to our transactions with GR Match, LLC, including the appointment of their designees to our Board of Directors, although this information, as it relates to Mr. Van de Bunt, appears at page 31 of our definitive proxy statement in accordance with Item 401(a) of Regulation S-K.

In making this response we acknowledge that:

•      CyberDefender Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      CyberDefender Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CyberDefender Corporation

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer